Filed Pursuant to Rule 433
Registration Statement No. 333-233543-02
Dated March 2, 2021

Commonwealth Edison Company

First Mortgage 3.125% Bonds, Series 130, due 2051

Pricing Term Sheet

Issuer:	Commonwealth Edison Company
Ratings*:	A1 (Moody’s); A (S&P); A (Fitch)
Securities:	First Mortgage 3.125% Bonds, Series 130, due 2051
Trade Date:	March 2, 2021
Settlement Date**:	March 9, 2021 (T+5)
Principal Amount:	$700,000,000
Maturity Date:	March 15, 2051
Coupon:	3.125%
Benchmark Treasury:	1.625% due November 15, 2050
Benchmark Treasury Price / Yield:	86 - 28 / 2.232%
Spread to Benchmark Treasury:	+90 basis points
Yield to Maturity:	3.132%
Public Offering Price:	99.864% of the principal amount
Interest Payment Dates:	March 15 and September 15 of each year, commencing September 15, 2021
Optional Redemption Provisions:	At any time prior to September 15, 2050 (six months prior to the maturity date), at a make whole price equal to the greater of (a) 100% of the principal amount or (b) discounted to the redemption date on a semi-annual basis at the Adjusted Treasury Rate plus 15 basis points; and on or after September 15, 2050, at 100% of the principal; plus, in each case, accrued and unpaid interest to, but excluding, the redemption date
CUSIP / ISIN:	202795 JT8 / US202795JT82
Joint Book-Running Managers:	Citigroup Global Markets Inc.
MUFG Securities Americas Inc.
U.S. Bancorp Investments, Inc.
Wells Fargo Securities, LLC
Credit Agricole Securities (USA) Inc.
Credit Suisse Securities (USA) LLC.
TD Securities (USA) LLC
Senior Co-Manager:	BNY Mellon Capital Markets, LLC
Co-Managers:	Academy Securities, Inc.
Apto Partners, LLC
Penserra Securities LLC
R. Seelaus & Co., LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**We expect to deliver the bonds on or about March 9, 2021, which will be the fifth business day following the date of this term sheet (“T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade bonds on the date of this term sheet or the next two succeeding business days will be required, by virtue of the fact that the bonds initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at 1-800-831-9146, MUFG Securities Americas Inc. at 1-877-649-6848, U.S. Bancorp Investments, Inc. at 1-877-558-2607 and Wells Fargo Securities, LLC at 1-800-645-3751.